Filed by SWS Group, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Hilltop Holdings, Inc.

(Commission File No. for Registration

Statement on Form S-4: 333-196367)

The following transcript transcribes SWS Group, Inc.’s Fourth Quarter Fiscal 2014 Earnings Call held on September 3, 2014.

Corporate Participants

James H. Ross

President and Chief Executive Officer

J. Michael Edge

Chief Financial Officer

Operator	Good morning everyone and welcome to the SWS Group Quarterly Conference Call and Webcast. This is Lisa Conatser of the SWS corporate staff. We are pleased that you could join us today.

The quarterly earnings press release can be found on our Web site at swst.com, or on the Yahoo Finance Web site under SWS “News.” Market professionals on our distribution list should have received the slides for today’s call via email. If you would like to be added to our email list to receive press releases or to be notified of future quarterly calls, please contact us at (214) 859-6351.

This conference call is being Webcast live on the internet along with the accompanying slides at swst.com, where it will be archived for the next 30 days.

During the question and answer session, call participants may access the queue to submit a question by pressing star-one (*1) on their telephone.

This presentation contains forward-looking statements. Readers are cautioned that any forward-looking statements, including those predicting or forecasting future events or results which depend on future events for their accuracy, embody projections or assumptions or express the intent, belief or current expectations of the company or management are not guarantees of future performance and involve risks and uncertainties.

Actual results may differ materially as a result of various factors, some of which are out of our control, including, but not limited to, volume of trading in securities, volatility and general level of securities prices and interest rates, liquidity in capital markets, availability of borrowings under broker loan lines, credit agreements and credit facilities, customer margin loan activity, credit-worthiness of our correspondents, trading counterparties and customers, the ability of our borrowers to meet their contractual obligations, the value of the collateral securing the loans that we hold, demand for real estate and investment banking services, general economic conditions, especially in Texas and New Mexico, changes in the commercial lending and regulatory environments, the ability to meet regulatory capital requirements, the failure to consummate or delay in consummating the proposed transaction with Hilltop Holdings Inc. for other reasons, the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, and other factors discussed in our most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q, and in our other reports filed with and available from the Securities and Exchange Commission.

This conference also contains references to Non-GAAP financial information which is being presented to provide additional information regarding the company’s operations and should not be used in place of GAAP measures. Today’s slides include reconciliations of these Non-GAAP measures with the company’s GAAP results.

At this point, it is a pleasure to introduce Mr. Jim Ross, Chief Executive Officer of SWS.

Jim Ross	Thanks Lisa and good morning everyone. Turning to Slide 5, my first task is to introduce my co-producer, Mike Edge, CFO of SWS Group.

And on Slide 6, our Agenda.

First, I will touch on the consolidated results for the fourth quarter and highlight other important developments for the company since our last earnings call.

Then, Mike will provide a detailed review of the numbers for the quarter including a more detailed discussion of the bank’s results.

And, finally we will open it up for questions which will be *1 on the telephone.

Turning to Slide 7.

Last month we announced that the close of business on Friday, September 5, has been set as the record date for the special meeting of shareholders to consider and vote on the merger with Hilltop Holdings, Inc. Following the record date, we will file with the SEC definitive proxy materials related to the proposed merger as soon as is reasonably possible. The definitive proxy materials will include the special meeting date, which we expect will be approximately six weeks after the record date. Subject to stockholder and regulatory approvals, we still anticipate completing the merger by the end of 2014 calendar year.

While we pursue the completion of the merger, we remain committed to improving our operating results through both cost-cutting and revenue initiatives. And today’s call will focus solely on the results of these efforts for the fourth quarter and fiscal 2014. We will not discuss specifics of the current transaction.

Now, each of our four business segments reported pre-tax profits for the fourth quarter, and for the fiscal year.

Retail assets under management increased 14 percent from last June, which helped to replace lower commission revenues while control costs and improved efficiencies helped to improve pre-tax results.

Institutional results improved considerably, as we did not experience the disruption in the bond markets that we did last year and portfolio trading volumes improved.

Clearing results improved in the quarter as cost cutting and increased revenues helped to offset a decline in ticket volumes.

And core results at the Bank showed continued improvement as the reduction in the loan loss recapture was the primary factor in lower pre-tax results. Our team at the Bank has done a wonderful job addressing asset quality over the last few years and we believe we are well positioned for conservative growth.

Now on Slide 18.

We see that for the fiscal 2014 fourth quarter, net revenues were $63.2 million, an increase of $7.8 million from last year. We reported pre-tax income of $637,000 for the quarter, as compared to a pre-tax loss of $3.7 million for the same period last year, and a net loss after tax of $304,000, or 1 cent per diluted share for this year’s quarter. For the fiscal 2013 fourth quarter, the net loss was $32.5 million, or 99 cents per diluted share.

For the fiscal year, net revenues were down 1.9 percent to $266.4 million from $271.7 million in fiscal 2013. We narrowed the pre-tax loss to $6.1 million for the year from $6.7 million in fiscal 2013. Net loss for fiscal 2014 was $7.1 million, or 21 cents per diluted share, compared to a net loss of $33.4 million for fiscal 2013. Last fiscal year’s results included a $30.0 million increase in our deferred tax asset valuation allowance recorded in the fiscal 2013 fourth quarter.

We closed the fiscal year with book value per share of $9.46, versus $9.66 per share in the prior year. Assuming the exercise of all of the outstanding warrants, we estimate tangible book value per share would be $8.16, versus $8.18 last year.

Turn to Slide 9.

In order to better understand the company’s performance, we believe it is helpful to compare our quarterly results after adjusting for the warrant valuation adjustment, expenses associated with the proposed merger, and the Bank’s loan loss recapture.

The fiscal 2014 fourth quarter included a $3.2 million unrealized gain from the warrant valuation adjustment, as compared to a $3.9 million unrealized gain in the same period last year. In addition, this year’s quarter included $1.4 million in expenses related to the proposed merger, as well as a loan loss recapture of $492,000. Obviously, there were no merger related expenses in last year’s quarter, and the loan loss recapture was $6.3 million in last year’s quarter. After adjusting both periods for these items, the adjusted pre-tax loss was $1.7 million for the fiscal 2014 fourth quarter, as compared to $13.9 million for last year’s fourth quarter. For the fiscal year, the adjusted pre-tax loss was $4.1 million, compared to $18.0 million in fiscal 2013.

Slide 10.

As we begin our fiscal 2015, we remain focused on increasing profitability across our business lines through both revenue and cost-cutting initiatives. While we made progress in many areas and improved our consolidated financial results over the past fiscal year, challenges remain. Current economic and regulatory uncertainty will require our continued diligence as we enhance our risk management strategies and pursue a return to profitability. We successfully reduced our Bank’s classified assets and non-performing loans during the fiscal year and will work to build on our efforts to conservatively grow the Bank’s loan book in fiscal 2015.

With that, I will turn it over to Mike for a review of our financial results for the quarter

Mike Edge	Thanks Jim and good morning everyone.

Turning to slide 12, we provide detail on net revenues in the quarter.

Net revenues, that is total revenues less interest expense, were up 14% from last year.

Commission revenues were down $1.7 million from last year as weaker results in the Retail segment offset improvement in our portfolio trading business.

Investment banking and advisory fees declined $5 million from last year as we exited the Corporate Finance business and experienced less robust underwriting activity in our taxable fixed income and municipal finance divisions. Retail advisory fees however improved on a 14% increase in assets under management.

Net gains on principal transactions improved $13.6 million from last year as both fixed income units benefited from a more stable rate environment than we saw a year ago.

Other revenues were up $1.6 million from last year. This included a $700,000 improvement in the holding company’s limited partnership venture capital fund investment, a $600,000 increase in third party servicing fees, and a $500,000 increase in gains related to the valuation adjustment for the firm’s deferred compensation plan. Other revenues in the banking segment were down $600,000 offsetting some of these improvements.

Net interest was off 5% versus last year primarily due to an 8 basis point reduction in the bank’s net interest margin.

Turning to slide 13, we provide more detail on net revenues for the full fiscal year.

Net revenues declined 2% from last year primarily due to lower net interest revenues.

Commission revenues were down by $6.1 million due to a $4.4 million decline in the Institutional segment driven by lower Portfolio Trading volumes. Retail commissions were also off by $1.7 million primarily due to weaker results in our independent contractor business.

Investment banking and advisory fees were down $5.2 million due to a decline in taxable fixed income underwriting fees and our exit from the Corporate Finance business. Retail advisory fees improved $3.6 million as assets under management increased 14% offsetting a portion of the decline.

Net gains on principal transactions improved $12.3 million on relative strength in our fixed income businesses in this year’s fourth quarter.

Other revenues increased $2.4 million on a $2 million increase in third party servicing fees and a $1 million improvement related to the value of the firm’s deferred compensation plan investments. Other revenues at the bank were down $700,000.

Net interest was off $8.7 million from last year mainly due to the banking segment as average loan balances declined 24% and our net interest margin narrowed by 50 basis points.

On the next slide, slide 14, you can see the breakdown of expenses for the quarter.

Total non-provision operating expenses were down 4% from last year. Compensation expense, which was down $2.5 million, was the primary driver of the cost savings. Excluding a $400,000 increase of expense related to the value of the firm’s deferred compensation plan investments, compensation expense fell $2.9 million. The bulk of these savings came from a reduction in Retail compensation related to a decrease in customer activity, our exit from the Corporate Finance business, and headcount reductions made earlier in the year.

We also recorded a loan loss recapture of $492,000 in the quarter compared to a recapture of $6.3 million last year as the quality of our loan book continues to improve.

The valuation adjustment for the warrants resulted in a benefit of $3.2 million in the quarter compared to a benefit of $3.9 million last year.

On slide 15, we provide more detail on operating expenses for the full fiscal year.

Total non-provision operating expenses were down 5% in Fiscal 2014 from last year. Compensation expense, which was down $10.8 million, was the primary driver of the cost savings. Excluding a $700,000 increase in expense related to the value of the firm’s deferred compensation plan investments, total compensation expense fell $11.5 million. The bulk of these savings came from firm-wide headcount reductions made in the first quarter of fiscal 2014, our exit from the Corporate Finance business last June, and lower compensation expense in our independent contractor business.

Other expenses were down $3.9 million primarily as a result of lower REO-related expenses, regulatory fees and other outside service expense at the Bank. Ongoing legal and professional services fees declined $3.1 million as well which partially offset $3.8 million in deal fees associated with the proposed merger.

We also recorded a loan loss recapture of $5.4 million for the year compared to a recapture of $7.7 million last year as our bank team has continued to diligently address problem assets in the legacy portfolio.

The warrant valuation adjustment contributed a net increase in expense of $7.2 million as we recorded net expense of $3.6 million for the year compared to a net benefit of $3.6 million last year.

On slide 16, we detail the components of the compensation ratio.

On a GAAP basis, the compensation ratio was 73.4% for the quarter versus 74.2% last quarter and 88.2% last year. While these numbers are appropriate, we believe that it is helpful to make some adjustments to these percentages in order to compare the ratios between periods and to our peer group.

Excluding the interest expense associated with the $100 million loan from Hilltop and Oak Hill, the adjusted compensation ratio was 69.7% for the quarter versus 70.7% in the prior quarter and 83.4% in the fiscal 2013 fourth quarter.

Given our current levels of revenue, we believe that a blended compensation ratio in the low seventies is appropriate at this time.

The improvement from last year was due to the combined effects of both headcount reductions in the first quarter and a 14% improvement in net revenues.

Moving on to slide 17 you will see the key assumptions underlying the warrant valuation.

The 20 cents per share decline in our stock price from March, combined with lower volatility and a loss of time value all worked to decrease the value of the warrant by $3.2 million, resulting in a corresponding unrealized gain for the quarter.

On to slide 18 we break out net revenues and pre-tax income for each of our four business segments.

All business segments were profitable in the fourth quarter and for the full year. Pre-tax profits improved versus the year ago quarter and for the full year in all of our broker-dealer related segments, and the bank segment showed improvement in its core results for both the quarter and the full year.

For the quarter, pre-tax profits in the Clearing segment were up $1.1 million from a year ago on a combination of increased revenues and cost reductions. Third party servicing fees increased by $400,000 while operating expenses were down $700,000 from a last year due to lower operations and technology expenses and compensation-related savings.

Retail segment profitability improved by approximately $640,000 in the fourth quarter compared to last year. Improved advisory fees, third party servicing fees, and insurance revenues helped to offset a decline in commission revenues as assets under management increased 14% from last year. Compensation expense was down $1.7 million compared to last year, and occupancy and travel and entertainment expenses declined as well.

Net revenues in the Institutional segment were up 54% while profitability improved $8.5 million in the quarter compared to last year.

Net gains on principal transactions improved $13.6 million as fixed income markets were much calmer than they were last year. In addition, commission revenues were up $1.1 million on improved volumes in our Portfolio Trading business. Offsetting these improvements, investment banking and advisory fees were lower by $5.7 million as we exited the Corporate Finance business and experienced less robust underwriting activity in our taxable and municipal finance divisions than we saw a year ago.

The Bank’s pre-tax results were down $5.1 million in the quarter compared to last year. While net revenues declined approximately $1 million, the reduction in loan loss recapture accounted for most of the change.

The Bank’s other revenues for the quarter were down $600,000 from a year ago as declining gains on SBA loan sales and a reduction in gains recognized on the bank’s equity method investments offset improvements on REO sales. Net interest also decreased by approximately $400,000 as average loan balances declined 8% and net interest margin contracted by 8 basis points. Excluding the loan loss recapture, operating expenses decreased 17% from last year due to a 14% reduction in compensation, as well as lower REO expenses and other problem asset related costs. In addition, the bank recorded a $492,000 loan loss recapture in the quarter compared to $6.3 million last year.

On to slide 19 we display a number of key metrics from the quarter.

Employee headcount ended the fiscal year down 3% from March and down 16% from a year ago. Most of this change was due to headcount reductions in September 2013 and eliminating positions through attrition.

Retail client assets increased 3% from March and 8% from last year. Net capital at the broker dealer remained strong at $156 million.

Next on Slide 20, we provide detail on the bank’s classified assets.

We continue to focus on reducing classified assets as total non-performing assets were down 9% from March and down 40% from last year. Total classified assets of $41 million were roughly in line with the March quarter and improved 39% from a year ago.

We ended fiscal 2014 with a classified asset ratio of 22.7% compared to 37.4% last year.

Turning to slide 21 we highlight some key bank statistics.

We finished the year with a reserve-to-loan ratio of 1.82% in line with the March quarter. We believe that the current level of reserves is appropriate and more in line with our peer group than a year ago directly as a result of the improved quality of the portfolio. That said we will continue to evaluate the allowance in light of overall loan growth, historical losses, and macro-economic trends.

The bank’s overall net interest margin of 2.91% reflects a twelve basis point increase from the prior quarter due to improved mortgage purchase activity and less reliance on a lower yielding investment portfolio.

Moving to slide 22, we highlight a few key balances at the bank.

The bank’s investment portfolio ended June at $515 million and gross loans held for investment of $622 million were up $56.2 million from March.

The bank ended the quarter with core capital of 14.1% and risk-based capital of 25.5%.

On slide 23 we provide detail on our categories of bank loans.

Mortgage purchase balances were up $61 million from March as new home purchase activity improved and new business initiatives took effect. While we saw some improvement from the prior quarter, we expect increased competition and soft refinancing activity to continue to represent headwinds going forward.

Gross loans, excluding mortgage purchase were down slightly from March, but relatively stable.

And with that, I will send it back over to you Jim…

Jim Ross	Thank you Mike.

In closing, I would like to highlight our core priorities once more as we begin the new fiscal year. While we pursue the merger with Hilltop Holdings, we are focused on improving operating results across our business lines and returning to consistent profitability. We expect the uncertainty of the current market environment to persist for the foreseeable future and will continue to engage effective risk management strategies to address these challenges. In addition, we will pursue conservative growth in our banking segment, while maintaining our past success in reducing problem assets.

With that, I would like to thank our customers, employees and shareholders for your continued support and dedication, and thank you all for joining us on today’s call.

Before we open it up for questions, I’d like to remind our listeners that the purpose of today’s call is to discuss our quarterly financial results. We thank you in advance for limiting your questions to this topic.

With that, I will open it up for questions … *1 on the phone.

As we have no questions in the queue, we’d like to thank everybody once more for joining us. Good morning.

Operator	That concludes today’s conference, thank you for participating.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Hilltop Holdings, Inc. (“Hilltop”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a proxy statement/prospectus of SWS Group, Inc. (“SWS”) and Hilltop, and SWS and Hilltop will each file other documents with respect to the proposed transaction and a definitive proxy statement/prospectus will be mailed to shareholders of SWS after the registration statement on Form S-4 has been declared effective. Investors and security holders of SWS are urged to read the proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information. Investors and security holders of SWS will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by SWS or Hilltop through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by SWS will be available free of charge on SWS’s internet website at www.swst.com or by contacting SWS’s Investor Relations Department at (214) 859-1800. Copies of the documents filed with the SEC by Hilltop will be available free of charge on Hilltop’s internet website at www.hilltop-holdings.com or by contacting Hilltop’s Investor Relations Department at (214) 252-4029.

SWS, Hilltop, their respective directors and certain of their executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of SWS is set forth in its Annual Report on Form 10-K for the year ended June 30, 2013, which was filed with the SEC on September 6, 2013, its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on October 3, 2013, and its Current Reports on Form 8-K, which were filed with the SEC on September 17, 2013 and October 1, 2013. Information about the directors and executive officers of Hilltop is set forth in its most recent proxy statement, which was filed with the SEC on May 2, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

From time to time we make statements (including some contained in this report) that predict or forecast future events, depend on future events for their accuracy, or otherwise contain “forward-looking” information and constitute “forward-looking statements” within the meaning of applicable U.S. securities laws. Such statements are generally identifiable by terminology such as “plans,” “expects,” “estimates,” “budgets,” “intends,” “anticipates,” “believes,” “projects,” “indicates,” “targets,” “objective,” “could,” “should,” “may” or other similar words. By their very nature, forward-looking statements require us to make assumptions that may not materialize or that may not be accurate. Readers should not place undue reliance on forward-looking statements and should recognize that such statements are predictions of future results, which may not occur as anticipated. Actual results may differ materially as a result of various factors, some of which are outside of our control, including:

•	failure to obtain the approval of shareholders of SWS in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	Hilltop’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	Hilltop’s ability to promptly and effectively integrate its and SWS’s businesses;

•	the diversion of management time on transaction-related issues;

•	the interest rate environment;

•	the volume of trading in securities;

•	the liquidity in capital markets;

•	the volatility and general level of securities prices and interest rates;

•	the ability to meet regulatory capital requirements administered by federal agencies;

•	the level of customer margin loan activity and the size of customer account balances;

•	the demand for real estate in Texas, New Mexico and the national market;

•	the credit-worthiness of our correspondents, trading counterparties and of our banking and margin customers;

•	the demand for investment banking services;

•	general economic conditions, especially in Texas and New Mexico, and investor sentiment and confidence;

•	the value of collateral securing the loans we hold;

•	competitive conditions in each of our business segments;

•	changes in accounting, tax and regulatory compliance requirements;

•	changes in federal, state and local tax rates;

•	the ability to attract and retain key personnel;

•	the availability of borrowings under credit lines, credit agreements and credit facilities;

•	the potential misconduct or errors by our employees or by entities with whom we conduct business;

•	the ability of borrowers to meet their contractual obligations and the adequacy of our allowance for loan losses; and

•	the potential for litigation and other regulatory liability.

Our future operating results also depend on our operating expenses, which are subject to fluctuation due to:

•	variations in the level of compensation expense incurred as a result of changes in the number of total employees, competitive factors or other market variables;

•	variations in expenses and capital costs, including depreciation, amortization and other non-cash charges incurred to maintain our infrastructure; and

•	unanticipated costs which may be incurred from time to time in connection with litigation, regulation and compliance, loan analyses and modifications or other contingencies.

Other factors, risks and uncertainties that could cause actual conditions, events or results to differ materially from our expectations discussed in this report include those factors described in SWS’s Annual Report on Form 10-K for the year ended June 30, 2013, under the heading “Risk Factors,” and our other reports filed with and available from the SEC. Our forward-looking statements are based on current beliefs, assumptions and expectations. No assurances can be given that any of the events anticipated by these forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on our actual results, levels of activity, performance, or achievements. All forward-looking statements speak only as of the date on which they are made and, except as required by law, we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances upon which any statement is based.